The Registrant has requested confidential treatment of this draft registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg		FOIA Confidential Treatment Request Pursuant to Rule 83 by PF2 SpinCo LLC
Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2004 tel 650 752 3604 fax alan.denenberg@davispolk.com

December 16, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Ms. Brittany Ebbertt

  Mr. Craig Wilson

  Mr. Matthew Crispino

  Ms. Jan Woo

Re:	PF2 SpinCo LLC Draft Registration Statement on Form S-4/S-1 Submitted October 31, 2019 CIK No. 0001790930

Ladies and Gentlemen:

On behalf of PF2 SpinCo LLC (the “Company” or “SpinCo”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 27, 2019 (the “Comment Letter”) relating to the above-referenced draft registration statement on Form S-4 and Form S-1 of the Company, confidentially submitted October 31, 2019 (the “Draft Registration Statement”). The Company is concurrently confidentially submitting a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comments.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter that have been omitted and, where applicable, have been marked with asterisks to denote where omissions have been made. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

We are responding to comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of comments number 1 through 9 in the Comment Letter, together with the Company’s responses thereto. All page references in the Company’s responses are to the prospectus—offer to exchange included in the Revised Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Revised Draft Registration Statement.

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The Registrant has requested confidential treatment of this draft registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

2	December 16, 2019

Questions and Answers about the Exchange Offer and the Transactions, page 7

1.	Please confirm supplementally that the exchange offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).

Response: The Company supplementally confirms that the exchange offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The Company has revised the disclosure on pages 34 and 121 of the prospectus—offer to exchange to so confirm.

Summary

Board of Directors and Management of Change Following the Transactions, page 39

2.

Please identify the members of the Board who are deemed Blackstone Directors under the Stockholders Agreement. Discuss the terms of the agreement which allow Blackstone to have majority representation on the Board.

Response: Change Healthcare Inc. (“Change”) presently anticipates that at the first annual meeting of its stockholders, which in accordance with the listing requirements of the Nasdaq stock market will occur not later than March 31, 2021 (i.e., within one year after its first fiscal year end following listing), its nominees for director will include at least two individuals designated by Blackstone in accordance with the stockholders agreement—Mr. Nicholas L. Kuhar and Mr. Neil P. Simpkins, who are each employees of Blackstone and currently directors of Change. The terms of the stockholders agreement provide that following the consummation of the Transactions and for so long as Blackstone continues to own at least 50% of its pre-IPO shares, Blackstone is entitled to nominate a number of directors equal to a majority of the total number of directors minus one director. Therefore, following the Transactions, Blackstone will have the right (but not the obligation) to designate individuals to be nominated in addition to Messrs. Kuhar and Simpkins at the time of the first annual meeting, however Blackstone has not yet made any determinations in this regard.

The Company has revised the disclosure on pages 40 and 324 of the prospectus—offer to exchange to so clarify.

CONFIDENTIAL TREATMENT REQUESTED BY PF2 SPINCO LLC

CIK No. 0001790930

The Registrant has requested confidential treatment of this draft registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

3	December 16, 2019

The Transactions

Background of the Transactions, page 283

3.	Please revise to clarify if and when the parties discussed alternatives to the Reverse Morris Trust structure for a Qualified McKesson Exit.

Response: In response to the Staff’s comment, the Company advises the Staff that the parties did not have substantive discussion regarding alternatives to the Reverse Morris Trust structure for a Qualified McKesson Exit, as such term is defined in the prospectus—offer to exchange. However, the LLC Agreement of the Joint Venture includes other provisions related to exit mechanics, transfer rights and McKesson’s right from time to time to exchange its LLC Units in the Joint Venture for shares of Change Common Stock. The negotiation of the provisions of the LLC Agreement of the Joint Venture, including exit mechanics and transfer rights, is described in “The Transactions—Background of the Transactions” in the prospectus—offer to exchange.

Ownership of Change Healthcare Inc. Common Stock, page 339

4.	Please disclose the number of holders of Change Healthcare Inc. common stock as of the latest practicable date, if available.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 146 of the prospectus—offer to exchange to disclose the number of holders of the common stock of Change as of December 10, 2019.

PF2 SpinCo

Notes to the Combined Financial Statements

1. Basis of Presentation, page F-10

5.

Please confirm that the statements of operations on pages F-5 and F-22 reflect all expenses incurred by McKesson’s interest in the Joint Venture and PF2 SpinCo LLC on behalf of PF2 SpinCo. Please tell us how you considered disclosure of the allocation methods used pursuant to SAB Topic 1.B.1 Questions 1 and 2 as well as compliance with Questions 3 and 4.

Response:

SAB Topic 1.B.1 Question 1 and 2:

In response to the Staff’s comment, the Company advises the Staff that the Combined Financial Statements of PF2 SpinCo present the combined balance sheets, results of operations, and related balances of (i) McKesson’s ownership of its equity method investment in the Joint Venture and (ii) PF2 SpinCo LLC. PF2 SpinCo has no operations, assets or liabilities other than the equity method investment and related balances. The costs incurred by McKesson of conducting the PF2 SpinCo business on a standalone basis pertain only to accounting and financial reporting activities and certain tax services. These activities are performed primarily by two to three individuals each reporting period and comprise a limited portion of their roles and responsibilities. The aggregate amount of these costs were deemed immaterial and were not allocated by McKesson to the Combined Financial Statements of PF2 SpinCo. Based on materiality, the Company concluded that additional disclosure was not necessary to comply with SAB Topic 1.B.1 Question 2.

In the quarterly period ended September 30, 2019, McKesson began to incur costs associated with its planned exit from its investment in the Joint Venture. These costs are associated with outside legal, financial and accounting services. These costs are not reflected in PF2 SpinCo’s Combined Statement of Operations as they do not reflect PF2 SpinCo’s costs of doing business. For the quarterly period ended September 30, 2019, PF2 SpinCo’s Combined Statement of Operations includes costs incurred by PF2 SpinCo for the preparation and audit of its financial statements, as reflected in the Revised Draft Registration Statement. These costs have been recorded as incurred. The aggregate amount of these costs is immaterial.

CONFIDENTIAL TREATMENT REQUESTED BY PF2 SPINCO LLC

CIK No. 0001790930

The Registrant has requested confidential treatment of this draft registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

4	December 16, 2019

SAB Topic 1.B.1 Question 3:

The Company advises the Staff that footnote 2 on page F-12 discloses that the Separate Return Method has been utilized as if PF2 SpinCo were a separate taxpayer and a stand-alone enterprise.

SAB Topic 1.B.1 Question 4:

The Company advises the Staff that footnote 2 on page F-13 discloses that McKesson has not funded any operating expenses for PF2 SpinCo. PF2 SpinCo has had no intercompany financing arrangements or balances due to McKesson. Interest charges have not been recorded for the periods presented.

3. Equity Method Investment in the Joint Venture, page F-14

6.

Please provide a reconciliation between PF2 SpinCo’s equity earnings and charges to the joint venture results of Change Healthcare LLC as shown in the joint venture’s income statements for both the comparative annual periods ended March 31, 2019 and the interim periods ended June 30, 2019. Similarly, please also provide this reconciling information for Change Healthcare, Inc. loss from equity method investment in the joint venture for the same periods.

***

CONFIDENTIAL TREATMENT REQUESTED BY PF2 SPINCO LLC

CIK No. 0001790930

The Registrant has requested confidential treatment of this draft registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

5	December 16, 2019

Change Healthcare LLC

Notes to the Condensed Consolidated Financial Statements

3. Revenue Recognition, page F-129

7.

Please revise to disclose each performance obligation by revenue type as presented in your disaggregated revenue table in the segment footnote on page F-138. Further, please consider quantifying the amount of revenue from each performance obligation by revenue type distinguishing between over-time and point-in-time revenue recognition. Finally, please tell us what consideration you gave to separately presenting revenue and cost of revenue by tangible product and services on the face of your income statement, and revise as appropriate. Refer to guidance in Rule 5-03(b)(1) and (2) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it is providing supplementally herewith a version of footnote 3 to the unaudited interim consolidated financial statements of Change Healthcare LLC for the six months ended September 30, 2019 (attached as Appendix A hereto) that has been revised to disclose performance obligations by revenue type and to quantify and disaggregate revenue that is recognized over time and revenue that is recognized at a point in time. The Company respectfully advises the Staff that since Change Healthcare LLC has already issued unaudited interim consolidated financial statements of Change Healthcare LLC for the three months ended June 30, 2019 and the three and six months ended September 30, 2019 in quarterly reports on Form 10-Q filed with the SEC on August 14, 2019 and November 14, 2019, respectively, Change Healthcare LLC intends to reflect these responsive changes in its financial statements for all future periods, beginning with the unaudited interim consolidated financial statements for the nine months ending December 31, 2019, which will be included in a future pre-effective amendment of the registration statement.

CONFIDENTIAL TREATMENT REQUESTED BY PF2 SPINCO LLC

CIK No. 0001790930

The Registrant has requested confidential treatment of this draft registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

6	December 16, 2019

With respect to the Staff’s request to present separately revenue and cost of revenue by tangible product and services on the face of the income statement, the Company respectfully advises the Staff that tangible products and services represented less than 10% of total revenue for the three months ended June 30, 2019. Accordingly, because the percentage of tangible product and services was less than 10%, the Joint Venture was in compliance with Rule 5-03(b)(1) and (2) of Regulation S-X and separate presentation of revenue and cost of revenue by tangible products and services is not required. In addition, the Company respectfully advises the Staff that tangible products and services represented less than 10% of total revenue for fiscal years 2019 and prior and, accordingly, separate presentation of revenue and cost of revenue by tangible products and services is not required for these periods.

8.	Please tell us and disclose how your estimation of contingent fee services as variable consideration complies with the estimation methods noted in ASC 606-10-32-8.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Joint Venture utilizes the expected value approach when estimating variable consideration in accordance with ASC 606-10-32-8 because it is considered a better predictor than the most likely amount approach of the amount of consideration to which the Joint Venture will be entitled. The Joint Venture has a large number of contracts with similar characteristics, and considers a portfolio of data from other similar contracts to form its estimate of expected value. The Company is providing supplementally herewith a version of footnote 3 to the unaudited interim consolidated financial statements of Change Healthcare LLC for the six months ended September 30, 2019 (attached as Appendix A hereto), which contains disclosure to that effect. Change Healthcare LLC intends to reflect these responsive changes in its financial statements for all future periods, beginning with the unaudited interim consolidated financial statements for the nine months ending December 31, 2019, which will be included in a future pre-effective amendment of the registration statement.

9.

For your arrangements with multiple performance obligations, please further clarify what “other approaches” you might use to determine the standalone selling price. Please also quantify how much revenue is attributable to each of your methods listed, including these other approaches. Please refer to any supporting accounting guidance, as appropriate, in your response.

Response: The Company respectfully advises the Staff that substantially all of standalone selling price determinations for the Joint Venture’s contracts with customers utilize directly observable historical prices charged to customers and that other approaches were not utilized. Using the residual approach referenced in the Joint Venture’s disclosure, the Joint Venture recognized revenue related to perpetual software licenses of approximately $8.1 million and $16.1 million in the three months ended June 30, 2019 and six months ended September 30, 2019, respectively. The Joint Venture did not utilize the adjusted market assessment approach, the expected cost plus a margin approach or other approaches in the six months ended September 30, 2019 for allocating revenue based on standalone selling price in arrangements with multiple performance obligations. The Joint Venture included these approaches in the disclosure as these methods are permissible options in accordance with ASC 606-10-32-32 through 32-35 and may be used for future transactions should circumstances warrant.

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CONFIDENTIAL TREATMENT REQUESTED BY PF2 SPINCO LLC

CIK No. 0001790930

The Registrant has requested confidential treatment of this draft registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

7	December 16, 2019

We appreciate your assistance with this matter. Please do not hesitate to contact me at (650) 752-2004 or alan.denenberg@davispolk.com or Jason Bassetti at (650) 752-2071 or jason.bassetti@davispolk.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Alan F. Denenberg

Alan F. Denenberg

Enclosure:

Appendix A—Revised footnote 3 to the unaudited interim consolidated financial statements of Change Healthcare LLC for the six months ended September 30, 2019 cc: Paul A. Smith, President and Secretary, PF2 SpinCo LLC

Via EDGAR and overnight delivery.

CONFIDENTIAL TREATMENT REQUESTED BY PF2 SPINCO LLC

CIK No. 0001790930

The Registrant has requested confidential treatment of this draft registration statement and associated correspondence

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8	December 16, 2019

Appendix A

Revised footnote 3 to the unaudited interim consolidated financial statements of

Change Healthcare LLC for the six months ended September 30, 2019

3. Revenue Recognition

The Joint Venture generates most of its solutions revenue by using technology solutions (generally Software as a Service (“SaaS”)) to provide services to its customers that automate and simplify business and administrative functions for payers, providers, pharmacies, and channel partners and through the licensing of software, software systems (consisting of software, hardware and maintenance support) and content.

The Joint Venture recognizes revenue when the customer obtains control of the good or service through the Joint Venture satisfying a performance obligation by transferring the promised good or service to the customer.

Principal Revenue Generating Products and Services

Content license subscriptions and time-based software—The Joint Venture’s content license subscriptions and time-based software arrangements provide a license to use a software for a specified period of time. At the end of the contractual period, the customer either renews the license for an additional term or ceases to use the software. Software licenses are typically delivered to the customer with functionality that the customer can benefit from the software on its own or together with readily available resources. As contracts for these solutions generally do not price individual components separately, the Joint Venture allocates the transaction price to the license and ongoing support performance obligations based on standalone selling price (“SSP”), primarily determined by historical value relationships between licenses and ongoing support and updates. Revenue allocated to content license subscriptions and time-based software license agreements is generally recognized at the point-in-time of delivery of the license or the content update upon transfer of control of the underlying license to the customer. Generally, software implementation fees are recognized over the implementation period through an input measure of progress method. Revenue allocated to maintenance and support is recognized ratably over the period covered by the agreements, as passage of time represents a faithful depiction of the transfer of these services. In some cases, software arrangements provide licenses to several software applications that are highly integrated with the implementation services and software updates and cannot function separately. The bundle is a single performance obligation since the individually promised goods and services are not distinct in the context of the contract because the related implementation services significantly modify and customize the software and the updates provided to the integrated software solution are critical to the software’s utility. The related revenue is recognized on a straight-line basis, ratably over the contractual term due to the frequency and criticality of the updates throughout the license period. Revenue for content license subscriptions and time-based software, which is included in solutions revenue, is generated by the Software & Analytics segment.

Contingent fee services—The Joint Venture provides services to customers in which the transaction price is contingent on future occurrences, such as savings generated or amounts collected on behalf of its customers through the delivery of its services. In some cases, the Joint Venture performs services in advance of invoicing the customer, thereby creating a contract asset. Revenue in these arrangements is estimated and constrained until the Joint Venture determines that it is probable a significant revenue reversal will not occur, and variable consideration is allocated to the performance obligation for which the Joint Venture earns a contingent fee. The Joint Venture uses the expected value method when estimating variable consideration, as the Joint Venture has a large number of contracts with similar characteristics and considers a portfolio of data from other similar contracts to form its estimate of expected value. Revenue for contingent fee services, which is included in solutions revenue, is generated by the Software & Analytics and Technology-enabled Services segments.

Perpetual software licenses—The Joint Venture’s perpetual software arrangements provide a license for a customer to use software in perpetuity. Software licenses are typically delivered to the customer with functionality from which the customer can benefit from the license on its own or together with readily available resources. Perpetual software arrangements are recognized at the time of delivery or through an input measure of progress method over the installation period if the arrangements require significant production or modification or customization of the software. Contracts accounted for through an input measure of progress method are generally measured based on the ratio of labor hours incurred to date to total estimated labor hours to be incurred. Software implementation fees are recognized as the work is performed or under the input method for perpetual software. Hardware revenues are generally recognized upon delivery. Maintenance is recognized ratably over the term of the agreement as passage of time represents a faithful depiction of the transfer of these services. License, implementation, hardware and maintenance revenue for these arrangements, which is included in solutions revenue, is generated by the Software & Analytics segment.

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9	December 16, 2019

Professional services—The Joint Venture provides training and consulting services to its customers, and the services may be fixed fee or time and materials based. Consulting services that fall outside of the standard implementation services vary depending on the scope and complexity of the service requested by the customer. Consulting services are deemed to be capable of being distinct from other products and services, and the services are satisfied either at a point of time or over time based on delivery and are recognized as solutions revenue in the Software & Analytics and Technology-enabled Services segments. Training services are usually provided as an optional service to enhance the customer’s experience with a software product or provides additional education surrounding the general topic of the solution. Training services are capable of being distinct from other products and services. The Joint Venture treats training services as a distinct performance obligation, and they are satisfied at a point of time and recognized as solutions revenue in the Software & Analytics and Technology-enabled Services segments.

Transaction processing services—The Joint Venture provides transaction processing (such as claims processing) services to hospitals, pharmacies and health systems via a cloud-based (SaaS) platform. The promised service is to stand ready to process transactions for our customers over the contractual period on an as needed basis. The revenue related to these services is recognized over time as the transactions are processed, and the revenue is recognized over the individual days in which the services are performed. Revenue for these services is recognized as solutions revenue in the Software & Analytics, Network Solutions, and Technology-enabled Services segments, with the exception of revenue related to postage that is generated through the delivery of certain of these services. Postage revenue is further discussed below and is separately presented on the statement of operations. Any fixed annual fees and implementation fees are recognized ratably over the contract period.

Hosted solutions and software as a service (“SaaS”)—The Joint Venture enters into arrangements whereby the Joint Venture provides the customer access to a Joint Venture-owned software solution, which are generally marketed under annual and multi-year arrangements. The customer is only provided “access” (not a license) to the software application. In these arrangements, the customer does not purchase equipment nor does the customer take physical possession of the software. The related revenue is recognized ratably over the contracted term. For fixed fee arrangements, revenue recognition begins after set-up and implementation are complete. For per-transaction fee arrangements, revenue is recognized as transactions are processed beginning on the service start date. Revenue for hosted solutions and SaaS, which is included in solutions revenue, is generated by the Software & Analytics, Network Solutions, and Technology-enabled Services segments.

Contract Balances

The Joint Venture’s payment terms vary by customer and product type. For certain products or services, the Joint Venture requires upfront payments before control of the product or service has transferred to the customer. For other products and services, the Joint Venture invoices the customer in arrears after providing the products or services. In addition, for certain contingent fee services, customers are billed in arrears, typically based upon a percentage of collections the Joint Venture makes on the customer’s behalf.

Under the new revenue standard, the Joint Venture generally recognizes a contract asset when revenue is recognized in advance of invoicing on a customer contract, unless the right to payment for that revenue is unconditional (i.e. requiring no further performance and only the passage of time). If a right to payment is determined to meet the criteria to be considered ‘unconditional’, then the Joint Venture will recognize a receivable.

There were no impairment losses recognized on accounts receivable or contract assets during the three and six months ended September 30, 2019.

The Joint Venture records deferred revenues when billings or payments are received from customers in advance of its performance. Deferred revenue is generally recognized when transfer of control to customers occurs. The deferred revenue balance is driven by multiple factors, including the frequency of renewals, invoice timing, and invoice duration. As of September 30, 2019, the Joint Venture expects 94% of the deferred revenue balance to be recognized in one year or less, and approximately $328,000 of the beginning period balance was recognized during the first six months of fiscal 2020.

CONFIDENTIAL TREATMENT REQUESTED BY PF2 SPINCO LLC

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10	December 16, 2019

Costs to Obtain or Fulfill a Contract

Sales commissions and certain other incentive payments (e.g., bonuses that are contingent solely on obtaining a contract or a pool of contracts) earned by the Joint Venture’s sales organization are capitalized as incremental costs to obtain a contract. The Joint Venture typically does not offer commissions on contract renewals. Decremented commissions upon renewal (i.e., non-commensurate with initial commissions) are offered to the Joint Venture’s sales associates for certain customers and are not material. Under ASC 606, all commissions and other qualifying incentive payments capitalized are amortized over an expected period of benefit defined as the initial contract term plus anticipated renewals. In contrast, under ASC 605 these capitalized costs were amortized over the specific revenue contract terms, which are typically 12 to 60 months. In making the significant judgment in determining the appropriate period of benefit, the Joint Venture evaluated both qualitative and quantitative factors such as the expected customer relationship period and technology obsolescence. In addition, prior to solution go-live, the Joint Venture incurs certain contract fulfillment costs primarily related to SaaS setup for our clients. These costs are capitalized to the extent they are directly related to a contract, are recoverable, and create a resource used to deliver the Joint Venture’s SaaS services. Capitalized costs to fulfill a contract are amortized over the expected period of benefit.

At September 30, 2019, the Joint Venture had capitalized costs to obtain a contract of $12,407 in prepaid and other current assets and $67,426 in other noncurrent assets. During the three and six months ended September 30, 2019, the Joint Venture recognized $5,098 and $9,207 of amortization expense related to such capitalized costs, respectively, which is included in the total operating expenses. At September 30, 2019, the Joint Venture had capitalized costs to fulfill a contract of $1,383 in prepaid and other current assets and $8,571 in other noncurrent assets. During the three and six months ended September 30, 2019, the Joint Venture recognized $313 and $609 of amortization expense, respectively, related to such capitalized costs, which is included in cost of operations.

Postage Revenues

Postage revenues are the result of providing delivery services to customers in the Joint Venture’s payment and communication solutions. Postage revenues are generally billed as a pass-through cost to the Joint Venture’s customers. The service is part of a combined performance obligation with the printing and handling services provided to the customer because the postage services are not distinct within the context of the contract. The Joint Venture presents Postage Revenue separately from Solutions Revenue on the consolidated statements of operation as it makes the financial statements more informative for the users. The revenue related to the combined performance obligation of the postage, printing, and handling service is recognized as the transactions are processed, and the revenue is recognized over the individual days in which the services are performed.

Arrangements with Multiple Performance Obligations

The Joint Venture engages in customer arrangements which may include multiple performance obligations, such as any combination of software, hardware, implementation, SaaS-based offerings, consulting services, or maintenance services. For such arrangements, the Joint Venture allocates revenues to each performance obligation on a relative standalone selling price basis. A performance obligation’s standalone selling price is determined based on the directly observable prices charged to customers, when available or estimated using other methods such as the adjusted market assessment approach, the expected cost plus a margin approach, or other approaches in cases where distinct performance obligations are not sold separately but instead sold at a bundled price. For performance obligations with historical pricing that is highly variable, the residual approach is used. Such instances primarily relate to the Joint Venture’s perpetual software arrangements in which the Joint Venture sells the same products to different customers for a broad range of amounts.

Remaining Performance Obligations

The aggregate amount of transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) for executed contracts includes deferred revenue and other revenue yet to be recognized from non-cancellable contracts. As of September 30, 2019, the Joint Venture’s total remaining performance obligations approximated $1,347,000, of which approximately 52% is expected to be recognized over the next twelve months, and the remaining 48% thereafter.

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11	December 16, 2019

In this balance, the Joint Venture does not include the value of unsatisfied performance obligations related to those contracts for which it recognizes revenue at the amount for which it has the right to invoice for services performed. Additionally, this balance does not include revenue related to performance obligations that are part of a contract with an original expected duration of one year or less. Lastly, this balance does not include variable consideration allocated to the individual goods or services in a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. Examples includes variable fees associated with transaction processing and contingent fee services.

Disaggregated Revenue

The Joint Venture disaggregates the revenue from contracts with customers by operating segment as it believes doing so best depicts how the nature, amount, timing and uncertainty of the Joint Venture’s revenue are affected by economic factors. See Note 9, Segment Reporting for the total revenue disaggregated by operating segment for the three and six months ended September 30, 2019 and 2018.

The Joint Venture’s total revenue by disaggregated revenue source was generally consistent for each reportable segment for the three and six months ended September 30, 2019 and 2018.

In addition to disaggregating revenue by operating segment, the Joint Venture disaggregates revenue between revenue that is recognized over time and revenue that is recognized at a point in time. Approximately 97.0% of revenue was recognized over time and approximately 3.0% of revenue was recognized at a point in time for the three months ended September 30, 2019. For the six months ended September 30, 2019, 95.0% of revenue was recognized over time and 5.0% was recognized at a point in time.

Customer Incentives

Certain customers, which include the Joint Venture’s channel partners, may receive cash-based incentives or rebates based on actual sales and achievement of a cumulative level of sales, which are accounted for as variable consideration. The Joint Venture considers these amounts to be consideration payable to the customer, and therefore, the Joint Venture estimates these amounts based on the expected amount to be provided to customers and reduces the transaction price accordingly.

Practical Expedients and Exemptions

The Joint Venture has elected to utilize either the right to invoice practical expedient or the series-based variable consideration allocation framework for most transaction processing services not subject to contingencies. The Joint Venture also has elected to exclude sales taxes and other similar taxes from the measurement of the transaction price in contracts with customers. Therefore, revenue is recognized net of such taxes.

In certain customer arrangements with customers, the Joint Venture determined there are certain promised goods or services which are immaterial in the context of the contract from both a quantitative and qualitative perspective, and therefore, the goods and services are disregarded when assessing the performance obligations in the customer arrangement.

The Joint Venture has elected to apply the significant financing practical expedient, and as a result, the Joint Venture will not adjust the promised amount of consideration in a customer contract for the effects of a significant financing component when the period of time between when the Joint Venture transfers a promised good or service to a customer and when the customer pays for the good or service will be one year or less.

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CIK No. 0001790930